UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-10-03
1-06957

03017684

March 14, 2003

Kathryn A. Brown
Senior Attorney
Corporate Affairs-Legal
Alaska Air Group, Inc.
Box 68947
Seattle, WA 98168-0947

Re: Alaska Air Group, Inc.
Incoming letter dated January 10, 2003

Dear Ms. Brown:

This is in response to your letters dated January 10, 2003 and February 13, 2003 concerning the shareholder proposal submitted to Alaska Air by John Chevedden. We also received letters from the proponent dated January 17, 2003, January 24, 2003 and February 15, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Alaska Air Group, Inc.

Via Federal Express

RECEIVED
2003 JAN 13 PM 4:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 10, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John Chevedden
for Inclusion in the Alaska Air Group, Inc. 2003 Proxy Statement

Dear Sir or Madam:

On November 22, 2002, Alaska Air Group, Inc., a Delaware company ("Alaska Air" or the "Company") received a shareholder proposal (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Alaska Air excludes the Proposal from its proxy materials.

In accordance with Commission Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent via Federal Express.

The Proposal

The Proposal states as follows:

> **Adopt the Simple-Majority Vote Topic which Shareholders Approved by 96% Margin**
> Alaska Air shareholders recommend that our company take the steps necessary to implement a simple-majority vote policy. This policy has key elements of Alaska Air's proposal that won 96% shareholder support and includes:
>
> - Application to all issues submitted to shareholder vote to the fullest extent possible.
> - A policy of the greatest flexibility to implement the spirit and the letter of this topic to the fullest extent possible and as soon as possible.
> - Any future simple/super-majority proposal be put to shareholder vote – as a separate ballot item.

- Our directors announce their commitment to make their best effort to implement this policy within 30-days of this annual meeting, with the resources available to our directors, and then meet this commitment.
- Thus our company is to make its best effort to obtain the high number of votes needed from all the shares in existence.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, submits this proposal.[1]

An overwhelming 96% of the yes-no shareholder vote

This topic won an overwhelming 96% of the yes-no shareholder vote at our company in 2001. Although Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic. In 2001 shareholders less than 80% of all the shares in existence actually voted. I believe our directors can make a better effort to encourage more shareholders to vote in order to adopt this proposal topic.

Expensive Law Firm Hired after 96%-Vote

Shareholders may ask our company why it hired an expensive law firm to totally exclude this topic from the shareholder ballot in 2002 – after a 96%-favorable vote!

A start to improve the governance profile of our company

I believe that when more than one item can be improved – that starting with at least one improvement should receive increased attention. Specifically, at Alaska Air there are current practices that institutional investors, who have a fiduciary duty, believe could be improved such as allowing:

- Limited shareholder right to amend our company's bylaws.
- Limited shareholder right to amend our company's charter.
- A simple-majority vote to approve a merger.

A premium for good governance profile

A survey by McKinsey & Co. shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

Wall Street Journal June 19, 2000

Influential institutional investors supporting this topic include:

1) Teachers Insurance and Annuity Association College Retirement Equities Fund (TIAA-CREF).
   Source: TIAA-CREF Policy Statement on Corporate Governance
2) California Public Employees Retirement System (CalPERS)

[1] In accordance with Rule 14a-8(k), the Company reserves the right to omit the Proponent's name and address from the Proposal and to state in the 2003 Proxy Statement that the information will be provided to shareholders promptly upon receiving an oral or written request.

Source: CalPERS U.S. Corporate Governance Principles.

ADOPT SIMPLE-MAJORITY VOTE
This topic won 96% of the yes-no shareholder vote in 2001
YES ON 3

Bases for Exclusion

The Company believes that the Proposal is excludable under Rules 14a-8(i)(3) and 14a-9 for the following reasons:

1. It is vague and indefinite;
2. It includes numerous statements that are materially false and misleading;
3. It contains unsupported assertions and casts personal opinions as statements of fact; and
4. It impugns the integrity of the Company and its directors and officers.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact.

Note (b) to Rule 14a-9 includes as an example "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or association, without factual foundation."

The Proposal is Vague and Indefinite

The Proposal apparently seeks revision or replacement of unspecified provisions of the Company's governing instruments to provide that a "simple-majority vote" would carry on all matters submitted to a stockholder vote. The Proposal neither describes the provisions (whether in the Bylaws, the Restated Certificate of Incorporation or elsewhere) that would need to be revised in order to implement the Proposal, nor does it provide any other information that would allow the shareholders or the Corporation to make an informed decision.

The term "simple-majority vote" does not appear in the Delaware General Corporation Law ("D.G.C.L."). When the concept of a "majority vote" is used in the D.G.C.L., it can refer to either (i) a majority of the company's outstanding shares entitled to vote,[2] or (ii) a majority of shares present in person or represented by proxy at a meeting and entitled to vote.[3] The Proposal does not specify which of those two standards it seeks. The second bullet point in the Proposal

[2] *See, e.g.*, Sections 242(b)(1) and 251(c) of the D.G.C.L.
[3] *See, e.g.*, Section 216(2) of the D.G.C.L.

asks for a "policy of the greatest flexibility to implement the spirit and the letter of this topic." However, as no provisions or revisions are specified, there is no "letter" to be implemented. The phrase "to the fullest extent possible and as soon as possible" identifies no standard by which to measure what is "possible." The third bullet point refers to "any future simple/super-majority proposal," which is certainly unclear. These phrases make the Proposal so vague and indefinite that it would be difficult for shareholders to determine with any reasonable certainty what they are asked to vote on.

The Staff has agreed that such vague and indefinite proposals may be excluded. *See e.g. Alcoa Inc.* (Dec. 24, 2002); *PG&E Corporation* (simple-majority vote) (March 1, 2002); *McDonald's Corporation* (March 13, 2001); *UAL Corporation* (Feb. 23, 2001); *Philadelphia Electric Company* (July 30, 1992).

<u>The Proposal Confuses Proponent's 2001 Proposal with the Board's 2001 Proposal</u>

The Proposal begins with the exhortation *"Adopt the Simple-Majority Vote Topic which Shareholders Approved by 96% Margin."* It uses the word "topic" eight more times thereafter, in paragraphs 2, 3, 6 and 7. This is inappropriate and misleading in that stockholders may not be asked to "adopt a topic;" they may be asked only to approve a proposal. Mr. Chevedden's use of the word "topic" appears calculated to cause stockholders to confuse his 2001 proposal with the proposal put forth by the Alaska Air Board of Directors for the 2001 annual meeting (the "Board's 2001 Proposal").

The Board's 2001 Proposal would have eliminated Article 10 of the Company's Restated Certificate of Incorporation, which requires the affirmative vote of holders of not less than 80% of the outstanding shares of voting stock in order to approve certain transactions when there is a controlling stockholder. Of the shares present at the meeting and eligible to vote on the subject matter, which included abstentions as well as votes for and against, 96% were cast for the Board's 2001 Proposal. However, that amounted to only 73.1% of the shares outstanding. As not less than 80% of the shares outstanding were required for approval, it did not pass.[4]

Proponent's 2001 proposal to Alaska Air, to "reinstate simple-majority voting," received the vote of 69.2% of the shares present and entitled to vote.[5]

The Proposal states in the first paragraph *"Adopt the Simple-Majority Vote Topic which Shareholders Approved by 96% Margin."* The second paragraph says *"An overwhelming 96% of the yes-no shareholder vote . . . This topic won an overwhelming 96% of the yes-no shareholder vote at our company in 2001."* The final paragraph says *"This topic won 96% of the yes-no shareholder vote in 2001."* In none of these instances does the Proposal acknowledge that it refers to the Board's 2001 Proposal and not the Proponent's. The Proponent notes in only

[4]Alaska Air Group, Inc. Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2001, Item 4.
[5] *Id.*

one place (in the second sentence of the first paragraph) that it was Alaska Air's proposal that won such support. That change was made in the Proponent's 2002 proposal only when required by the Staff's no-action letter, *Alaska Air Group, Inc.* (March 8, 2002). The failure to make the distinction between the Proponent's 2001 proposal and the Board's 2001 Proposal throughout the current Proposal is clearly misleading and may cause stockholders to believe that Mr. Chevedden's 2001 proposal received 96% of the votes.

Furthermore, the one sentence that acknowledges the Board's 2001 Proposal compounds the error. The second sentence of the first paragraph states *"This policy has key elements of Alaska Air's proposal . . . and includes: [five bullet points],"* which suggests that the bullet points that follow were elements of Alaska Air's proposal, which they were not. The Board's 2001 Proposal was simply to eliminate Article 10 of the charter, as discussed above.

The Proponent Confuses This Proposal with the Board's 2001 Proposal

In the first and second paragraphs, Mr. Chevedden misleadingly claims that the requirement for passage of the Board's 2001 Proposal applies to the current Proposal. The fifth bullet under paragraph 1 would require the Company to "make its best effort to obtain the high number of votes needed from all the shares in existence." Paragraph 2 states that "our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic."

The 80% requirement is found only in Article 10 the Restated Certificate of Incorporation, discussed above. The correct requirement for approval of the Proposal is stated in D.G.C.L. Section 216(2) to be "the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter."

In addition, use of the phrase "all shares in existence" in the first and second paragraphs rather than "outstanding shares" may cause confusion with respect to the legal requirement for amendment of Article 10.

The Statement as to "Margin" is Erroneous

The first line of the Proposal (*"Adopt the Simple-Majority Vote Topic which Shareholders Approved by 96% Margin")* is also incorrect in its use of the term "margin." According to the Merriam-Webster Dictionary, a "margin" is a measure or degree of difference. The Board's 2001 Proposal received 96% of the votes present at the meeting, while the votes against and the abstentions together totaled 4%, so the margin was 92%.

The Proposal Impugns the Integrity of the Company and Its Officers and Directors

The second paragraph of the Proposal states in part "Although Delaware law allows some flexibility our company requires an 80% yes-vote from all shares in existence to adopt this proposal topic." This statement impugns the integrity of the officers and directors of the

Company in suggesting that they were arbitrary and unreasonable in requiring the affirmative vote of not less than 80% of the outstanding shares for passage of the Board's 2001 Proposal. The Company must abide by the terms of its Restated Certificate of Incorporation and the D.G.C.L., under which it was incorporated. It did not act arbitrarily in determining that the Board's 2001 Proposal failed to pass. It accepted the advice of Delaware counsel that the affirmative vote of not less than 80% of outstanding shares was required for passage of the Board's 2001 Proposal due to Section 242(b)(4) of the D.G.C.L., which states as follows:

> Whenever the certificate of incorporation shall require for action by the board of directors, by the holders of any class or series of shares or by the holders of any other securities having voting power the vote of a greater number or proportion than is required by any section of this title, the provision of the certificate of incorporation requiring such greater vote shall not be altered, amended or repealed except by such greater vote.

The Staff has agreed that a statement impugning the integrity of a company is false and misleading when there is no evidence offered to support it, and the statement is therefore excludable. *See PG&E Corporation* (Feb. 28, 2002*); The Chase Manhattan Corporation* (March 30, 2000); *CCBT Bancorp, Inc.* (April 20, 1999)

The third paragraph (*"Expensive Law Firm Hired After 96%-Vote"*) implies that the Company's Board and officers engaged in improper conduct by retaining legal counsel to address Proponent's 2002 proposal. However, it is the Proponent's practice of submitting proposals containing false or misleading statements that causes the Company to retain legal counsel to deal with them. The Staff agreed that there was a basis for the Company's view that portions of the Proponent's 2002 proposal and supporting statement were materially false and misleading. *Alaska Air Group, Inc.* (March 8, 2002). This paragraph also impugns the Board's motives by suggesting (1) that it opposed the concept of majority vote in general, rather than Mr. Chevedden's 2002 proposal, which was seriously flawed and likely to confuse the stockholders, and (2) that the money spent in seeking a no-action letter was misspent. The Staff has agreed with the omission of similar language questioning a company's use of legal counsel. *See The Boeing Company* (February 11, 2002). The entire paragraph is also irrelevant to the subject of the Proposal.

<u>The Statements Concerning Institutional Investors are Unsupported and Misleading</u>

Proponent's statement in the fourth paragraph that *"...at Alaska Air there are current practices that institutional investors, who have a fiduciary duty, believe could be improved... "* is properly excludable because it

1. Does not identify such "institutional investors;"
2. Suggests that the unidentified institutional investors support the Proposal, which Proponent has not demonstrated; and

3. Suggests that institutional investors have a fiduciary duty to the Company's stockholders, when such duty is only to their own investors.

Furthermore, this paragraph will surely confuse the stockholders, including institutional investors, about what the Proposal is meant to do. We assume that Mr. Chevedden considers the "limited" rights to amend the Company's charter and bylaws mentioned in the first two bullet points as "current practices" that could be "improved." However, the third bullet point, "a simple-majority vote to approve a merger," is not the current requirement under the Company's Certificate of Incorporation, but presumably an "improvement," in Mr. Chevedden's opinion. The Proponent seems to be confusing his own notions of practices and improvements. This lack of parallel structure renders the statement misleading because the stockholders will not know what the Proposal is meant to accomplish.

The sixth paragraph of the Proposal states that TIAA-CREF and CalPERS support this "topic," which word is in itself misleading, as shown above. It implies that such investors have endorsed the Proposal, without any supporting citation, and even without reference to applicable sections of their policy statements.

The Reference to the McKinsey Survey is Misleading

The Proponent's reference to the McKinsey & Co. survey in the fifth paragraph is properly excludable because it suggests that "simple majority voting" was among the factors considered in the survey as evidence of "good governance," which is not true. A copy of the *Wall Street Journal* article is attached as Exhibit B. The second paragraph of the article discusses the factors considered, and "simple majority voting" is not among them.

Furthermore, the article does not mention the Company at all. By paraphrasing this article and by failing to provide any context for how it may relate to the Company, Mr. Chevedden is attempting to mislead stockholders into thinking that this article was related in some way to the Company. In *Allied Signal, Inc.* (January 15, 1998), the Staff found as properly excludable portions of the supporting statement for a proposal submitted by Mr. Chevedden which selectively quoted various magazine and newspaper articles in order to falsely convey a negative impression of the registrant. Allowing the Proposal to paraphrase the *Wall Street Journal* article to imply it referred to the Company or its corporate governance is certain to mislead stockholders. Thus, this entire paragraph should be excluded as materially false and misleading.

The Proposal as a Whole is Materially False and Misleading

As demonstrated above, each of the paragraphs in the Proposal would require either revision or deletion. The Proposal as a whole is materially false and misleading. The Company submits that the Proposal contains so many statements requiring revision or deletion that any revision of the Proposal would effectively render it an entirely new proposal.

Further, the Company is of the opinion that Mr. Chevedden should not be afforded an opportunity to cure the deficiencies in the Proposal. Mr. Chevedden is a seasoned shareholder proponent and, accordingly, is familiar with the Commission's proxy rules and the Staff's interpretation of these rules. *See Sempra Energy* (February 8, 1999) (outlining Mr. Chevedden's long history of submitting shareholder proposals to various companies).

Mr. Chevedden is well aware of the requirements of Rule 14a-8(i)(3), as each year the Staff has repeatedly found it proper to omit a number of his proposals and statements based on this rule. *See e.g. Hewlett-Packard Company* (Dec. 17, 2002); *AMR Corporation* (April 3, 2002); *General Motors Corporation* (April 3, 2002); *Exxon Mobil Corporation* (March 26, 2002); *Southwest Airlines Co.* (March 25, 2002); *Northrop Grumman Corporation* (March 22, 2002); *Minnesota Mining and Manufacturing Company* (March 18, 2002); *Sabre Holdings Corporation* (March 18, 2002); *Raytheon Company* (March 13, 2002); *Pharmacia Corporation* (March 7, 2002); *Bristol – Meyers Squibb Company* (March 4, 2002); *The Boeing Company* (March 2, 2002); *PG&E Corporation* (March 1, 2002) (poison pill); *Weyerhaeuser Company* (Feb. 6, 2002); *PACCAR Inc.* (Jan. 30, 2002).

Mr. Chevedden's actions show a blatant and intentional disregard for the Commission's shareholder proposal rules. Accordingly, the Company respectfully asks that the Staff not allow Mr. Chevedden the opportunity to cure the numerous defects in the Proposal for inclusion in the 2003 Proxy Statement.

Staff Legal Bulletin No. 14, says as follows in Section E.1:

> Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading.

We believe that this Proposal "will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules" and accordingly we recommend that the Staff find it appropriate for the Company to exclude the entire Proposal as materially false and misleading.

Any Revision to the Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

We are aware of instances where the Proponent has submitted revised statements that resulted in the proposal and supporting statement as a whole exceeding the 500-word limit set forth in Rule 14a-8(d). Therefore, in the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by Alaska Air if they will cause the Proposal to exceed the 500-word limitation. We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Alaska Air is attempting to finalize its 2003 Proxy Statement.

Conclusion

On the basis of the foregoing, Alaska Air intends to exclude this Proposal in its entirety from its 2003 proxy materials. Alaska Air respectfully requests the concurrence of the Staff in this conclusion. Alternatively, if the Staff is unable to so concur, Alaska Air requests the Staff's concurrence that the referenced portions of the Proposal may be excluded from its proxy materials under Rule 14a-8(i)(3), as discussed above. *See Alaska Air Group, Inc.* (March 8, 2002); *Alaska Air Group, Inc.* (March 13, 2001).

Alaska Air anticipates that its 2003 Proxy Statement must be final and ready for printing by March 22, 2003. We would greatly appreciate a response from the Staff in time to meet this schedule.

If you have any questions or require additional information, please contact me by telephone at (206) 431-7245 or by e-mail at kathryn.brown@alaskaair.com. I would appreciate a copy of the Staff's response to this request by fax to my attention at (206) 431-3807.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Kathryn A. Brown

Kathryn A. Brown
Senior Attorney

Enclosures

4 – ADOPT SIMPLE-MAJORITY VOTE
This topic won 96% of the yes-no shareholder vote in 2001

Adopt the Simple-Majority Vote Topic which Shareholders Approved by 96% Margin
Alaska Air shareholders recommend that our company take the steps necessary to implement a simple-majority vote policy. This policy has key elements of Alaska Air's proposal that won 96% shareholder support and includes:

- Application to all issues submitted to shareholder vote to the fullest extent possible.
- A policy of the greatest flexibility to implement the spirit and the letter of this topic to the fullest extent possible and as soon as possible.
- Any future simple/super-majority proposal be put to shareholder vote – as a separate ballot item.
- Our directors announce their commitment to make their best effort to implement this policy within 30-days of this annual meeting, with the resources available to our directors, and then meet this commitment.
- Thus our company is to make its best effort to obtain the high number of votes needed from all the shares in existence.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, submits this proposal.

An overwhelming 96% of the yes-no shareholder vote
This topic won an overwhelming 96% of the yes-no shareholder vote at our company in 2001. Although Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic. In 2001 less than 80% of all the shares in existence actually voted. I believe our directors can make a better effort to encourage more shareholders to vote in order to adopt this proposal topic.

Expensive Law Firm Hired after 96%-Vote
Shareholders may ask our company why it hired an expensive law firm to totally exclude this topic from the shareholder ballot in 2002 – after a 96%-favorable vote!

A start to improve the governance profile of our company
I believe that when more than one item can be improved – that starting with at least one improvement should receive increased attention. Specifically, at Alaska Air there are current practices that institutional investors, who have a fiduciary duty, believe could be improved such as allowing:

- Limited shareholder right to amend our company's bylaws.
- Limited shareholder right to amend our company's charter.
- A simple-majority vote to approve a merger.

A premium for good governance
A survey by McKinsey & Co. shows that institutional investors are prepared to pay an 18% premium for good corporate governance.
Wall Street Journal June 19, 2000

Influential institutional investors supporting this topic include:

1) Teachers Insurance and Annuity Association College Retirement Equities Fund (TIAA-CREF)
   Source: TIAA-CREF Policy Statement on Corporate Governance
2) California Public Employees Retirement System (CalPERS)
   Source: CalPERS U.S. Corporate Governance Principles.

ADOPT SIMPLE-MAJORITY VOTE
This topic won 96% of the yes-no shareholder vote in 2001
YES ON 3

The company is requested to assign a proposal number based on the chronological order proposals are submitted.

The above format includes the emphasis intended.

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The company is requested to notify the shareholder of any typographical question.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Harvey L. Pitt, U.S. Securities and Exchange Commission Chairman, 2001-2002, Washington, D.C., August 12, 2002

2) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow … the voters a choice on election day."

THE WALL STREET JOURNAL.

Article 1 of 1

Good Corporate Governance Will Spur Investor Premiums, According to Survey
By Sara Webb

06/19/2000
The Wall Street Journal
Page B6

A new survey by international management consultancy **McKinsey** & Co. shows that institutional investors are prepared to pay a premium for good **corporate governance** .

International investors, the survey found, are prepared to pay a markup of more than 20% for shares of companies that demonstrate good **corporate governance** . In such companies, a majority of directors come from outside the company, have no ties to management and get most of their pay in the form of stock or options. They are likely to have a formal evaluation process for their directors and to be responsive to investor requests for information on governance issues.

The report, which is due to be released today and which was done in co-operation with the World Bank and Institutional Investor's regional institutes, was based on surveys of over 200 institutional investors in the U.S., Europe, Asia and Latin America. These investors have some $3.25 trillion in assets under management, and about 40% of respondents are based in the U.S.

The survey found that three-quarters of investors consider board practices to be at least as important to them as financial performance when they are evaluating companies for investment. And over 80% of investors say they would pay more for the shares of a well-governed company than for those of a poorly governed company with comparable performance.

The size of that premium varies from country to country: it is as high as 27.1% in Indonesia, 25.7% in Thailand, 24.2% in South Korea, and 20.2% in both Japan and Taiwan. Outside Asia, well-governed companies in countries such as Venezuela and Colombia would attract premiums of 27.6% and 27.2%, respectively, while the premium is as low as 18.3% in the U.S. and 17.9% in the United Kingdom.

McKinsey says that "the size of the premium that institutional investors say they are willing to pay for good governance seems to reflect the extent to which they believe there is room for improvement . . . in Asia and Latin America, still higher premiums reflect the need for more fundamental disclosure of information, and stronger shareholder rights."

The report concludes that "companies and policy makers should take heed. If companies could capture but a small proportion of the governance premium that is apparently available, they would create significant shareholder value." Moreover, **McKinsey** warns that those companies that fail to reform will find themselves at a competitive disadvantage when it comes to attracting capital to finance growth; "High governance standards will prove essential to attracting and retaining investors in globalized capital markets, while failure to reform is likely to hinder those companies with global ambitions."

The findings ought to make plenty of company owners, managers and directors in Asia sit up and think, analysts say. The Asian financial crisis has already helped to put a spotlight on the need for better disclosure of information and for better **corporate governance** practices, but there is still plenty of room for improvement, and it is rare that shareholder activists succeed in forcing changes at some of Asia's family-owned companies.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 17, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. (ALK)
Investor Response to Company No Action Request
Established Topic: Simple Majority Vote

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress an established corporate governance proposal.

The company theory on vague could turn on the company and be interpreted as a company confession of incompetence in corporate governance implementation. The company quibbles with the discretion which this precatory proposal properly gives to the board to implement this proposal. The company seems to claim that if a widely-used corporate governance term does not appear in the Delaware General Corporation Law it would be incomprehensible.

The company makes an invalid comparison. The company claims that an 80%-vote requirement for *adoption* of the proposal is not correct because *approval* of the proposal would not require 80%.

This proposal cites similarities on simple majority proposals on previous company ballots because these similarities are relevant to the discussion of this proposal. The 2001 attempt by the company to exclude the shareholder proposal on the same topic on duplicative grounds detracts from the company claim that shareholder and company proposals are not relevant to each other. The company previously sought to exclude this same topic proposal by this same proponent because the company claimed duplication, Alaska Air Group, Inc. (March 13, 2001).

"Topic" is used for "proposal topic" in the proposal text.

The voting results are factual. The company accepts these results as correct and offers another valid method to measure the voting results.

Management is free to describe other methods to analyze voting results in management's own reply to this proposal. Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

The 96% margin is intended to mean 96% to 4% margin. It is important to retain the 96% figure to maintain consistency.

Since the 80% rule predates most or all the current directors, it is not clear how a statement on this rule could hold the board responsible for adopting this rule.

The proposal notes three improvements that would increase shareholder rights. The majority of institutional investors support shareholder rights.

Simple majority voting increases shareholder rights, consistent with good governance, and received strong shareholder support based on the above voting results at the company which has significant institutional ownership. The McKinsey & Co. survey said that institutional investors valued good governance. The company does not dispute the TIAA-CREF and CalPERS support for this proposal topic.

Further support for the proposal text is based on *Analysis of Key SEC No-Action Letters:* Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.
American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established governance topic or any text therein.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden
Shareholder

cc:

4 – ADOPT SIMPLE-MAJORITY VOTE
This topic won 96% of the yes-no shareholder vote in 2001

Adopt the Simple-Majority Vote Topic which Shareholders Approved by 96% Margin
Alaska Air shareholders recommend that our company take the steps necessary to implement a simple-majority vote policy. This policy has key elements of Alaska Air's proposal that won 96% shareholder support and includes:

- Application to all issues submitted to shareholder vote to the fullest extent possible.
- A policy of the greatest flexibility to implement the spirit and the letter of this topic to the fullest extent possible and as soon as possible.
- Any future simple/super-majority proposal be put to shareholder vote – as a separate ballot item.
- Our directors announce their commitment to make their best effort to implement this policy within 30-days of this annual meeting, with the resources available to our directors, and then meet this commitment.
- Thus our company is to make its best effort to obtain the high number of votes needed from all the shares in existence.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, submits this proposal.

An overwhelming 96% of the yes-no shareholder vote
This topic won an overwhelming 96% of the yes-no shareholder vote at our company in 2001. Although Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic. In 2001 less than 80% of all the shares in existence actually voted. I believe our directors can make a better effort to encourage more shareholders to vote in order to adopt this proposal topic.

Expensive Law Firm Hired after 96%-Vote
Shareholders may ask our company why it hired an expensive law firm to totally exclude this topic from the shareholder ballot in 2002 – after a 96%-favorable vote!

A start to improve the governance profile of our company
I believe that when more than one item can be improved – that starting with at least one improvement should receive increased attention. Specifically, at Alaska Air there are current practices that institutional investors, who have a fiduciary duty, believe could be improved such as allowing:

- Limited shareholder right to amend our company's bylaws.
- Limited shareholder right to amend our company's charter.
- A simple-majority vote to approve a merger.

A premium for good governance
A survey by McKinsey & Co. shows that institutional investors are prepared to pay an 18% premium for good corporate governance.
Wall Street Journal June 19, 2000

Influential institutional investors supporting this topic include:

1) Teachers Insurance and Annuity Association College Retirement Equities Fund (TIAA-CREF)
   Source: TIAA-CREF Policy Statement on Corporate Governance
2) California Public Employees Retirement System (CalPERS)
   Source: CalPERS U.S. Corporate Governance Principles.

ADOPT SIMPLE-MAJORITY VOTE
This topic won 96% of the yes-no shareholder vote in 2001
YES ON 3

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 24, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. (ALK)
Investor Response to Company No Action Request
Established Topic: Simple Majority Vote

Ladies and Gentlemen:

This letter provides information in addition to the January 17, 2003 letter regarding the company no action request and is also intended to be in a better format. This letter addresses the aggressive and overbroad word-picky company no action request to suppress an established corporate governance proposal – a topic the company previously supported as its own proposal. The company argument is based in part on misreading the proposal. The company request seems calculated to confuse the issues. Narrow technical editing issues seem to have priority over key governance policy issues in the eyes of the company.

The text with the numbers below apply to the numbers marked on the proposal text.

1) This proposal [topic] won 96% of the yes-no shareholder vote in 2001. The proposal is strictly limited to the 500-words which the company insists upon enforcing on page 9 of 9 of its January 10, 2003 letter.

The company seems to agree that the 96%-vote is correct. The company simply offers another method to measure the voting results. However another method of analysis does not impact the accuracy of the 96%-vote. Management is free to describe other methods to analyze voting results in management's own reply to this proposal. Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983).

The company acknowledges that the 96%-vote is attributed by the proposal to the company simple-majority vote proposal in the proposal's first paragraph.

Accepted editing practices encourage that each detail not be repeated in each reference – particularly within a 500-word document. Such repetition of the complete citation is contrary to generally accepted editing practices. This company demand appears calculated to weaken the shareholder text with boring repetition or to be a company-imposed attempt to affront to the recall skills of the reader.

2) The Simple-Majority Vote [Proposal] topic was approved by a 96% to 4% [margin]. This meaning is understandable. Again the proposal is limited to 500-words.

3) The company theory on vague could turn on the company and be interpreted as a company confession of incompetence in corporate governance implementation. The company quibbles with the discretion which this precatory proposal properly gives to the board to implement this proposal. The company seems to claim that if a widely-used corporate governance term does not appear in the Delaware General Corporation Law it would be incomprehensible.

Similar shareholder proposal text was published in the company 2002 definitive proxy after an aggressive no action challenge by the company, Alaska Air Group, Inc. (March 8, 2002).

4) It appears that the company (in error) misreads "and includes ..." and substitutes "which includes ..." The then company devises an argument based on its own misreading.

5) By attempting to suppress this text the company may impugn the proponent by insinuating that the proponent does not want to be identified with the proposal or that no shareholder would want to be identified with this proposal. And the company compounds this by seeking regulatory concurrence.

6) The company acknowledges that the 96%-vote is attributed by the proposal to the company simple-majority vote proposal in the proposal's first paragraph.

7) The company makes an invalid apples-to-oranges comparison. The company claims that an 80%-vote requirement for *adoption* of the proposal needs to be corrected because *approval* of the proposal would not require the same percentage.

There is no basis for shareholders to be suppressed from stating that the company has flexibility in meeting Delaware law. The company has previous insinuated that it is locked into its super-majority rule by Delaware law. Since the 80% rule predates most or all the current directors, it is not clear how a statement on this rule could hold the board responsible for adopting this rule.

The company insinuates there is a material difference between "outstanding shares" and "all shares in existence" but offers no explanation.

8) The company does not contest the text here on the belief that the directors can make a better effort to encourage more shareholders to vote.

9) Shareholders should not be suppressed from asking why the company hired a law firm to suppress this topic completely from the ballot. This question is important because the company first opposed this topic, then the company recommend this topic for shareholder approval and now opposes this topic.

10) The proposal notes three improvements that would increase shareholder rights. The majority of institutional investors support shareholder rights.

11) Counterpoint: The company does not claim that it recommended this topic of this proposal in 2001 because it was consistent with shoddy governance or because its was neutral.

12) The company claims (in error) that in order for a shareholder proposal to state TIAA-CREF and CalPERS support for the topic of the proposal, the shareholder must prove that TIAA-CREF and CalPERS have directed their support specifically to one individual shareholder's proposal.

This proposal cites similarities on simple majority proposals on previous company ballots because these similarities are relevant to the discussion of this proposal. The company previously sought to exclude this same topic proposal by this same proponent because the company claimed duplication, Alaska Air Group, Inc. (March 13, 2001). The 2001 attempt by the company to exclude the shareholder proposal on the same topic on duplicative grounds detracts from the company claim that shareholder and company proposals are not relevant to each other.

The company is in the contradictory position of attempting to exclude a proposal topic which the company recommended to shareholders at the company 2001 annual meeting.

Further support for the proposal text is based on *Analysis of Key SEC No-Action Letters:*
Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.
American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

Sentence after Sentence

With the sentence after sentence of word-picky company objections, some on narrow editing issues, the company fails to address whether it fits this status: Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

The company failed to mention all the petty arguments that various other companies have thrown out in their no action requests that ended up on dry rocks.

For the most part, the company's objections to the proposal are argumentative and factually unsupported. But since the company – and not proponent – has the burden of proof, the company's unsupported contentions appear to be insufficient grounds for the company no action request.

Sincerely,

John Chevedden
Shareholder

cc:
John Kelley
Chairman

4 – ADOPT SIMPLE-MAJORITY VOTE

(1) **This topic won 96% of the yes-no shareholder vote in 2001**

(2) **Adopt the Simple-Majority Vote Topic which Shareholders Approved by 96% Margin**
(3) Alaska Air shareholders recommend that our company take the steps necessary to implement a simple-majority vote policy. This policy has key elements of Alaska Air's proposal that won (4) 96% shareholder support and includes:

- Application to all issues submitted to shareholder vote to the fullest extent possible.
- A policy of the greatest flexibility to implement the spirit and the letter of this topic to the fullest extent possible and as soon as possible.
- Any future simple/super-majority proposal be put to shareholder vote – as a separate ballot item.
- Our directors announce their commitment to make their best effort to implement this policy within 30-days of this annual meeting, with the resources available to our directors, and then meet this commitment.
- Thus our company is to make its best effort to obtain the high number of votes needed from all the shares in existence.

(5) John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, submits this proposal.

(6) **An overwhelming 96% of the yes-no shareholder vote**

This topic won an overwhelming 96% of the yes-no shareholder vote at our company in 2001. (7) Although Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic. In 2001 less than 80% of all the shares in (8) existence actually voted. I believe our directors can make a better effort to encourage more shareholders to vote in order to adopt this proposal topic.

Expensive Law Firm Hired after 96%-Vote

(9) Shareholders may ask our company why it hired an expensive law firm to totally exclude this topic from the shareholder ballot in 2002 – after a 96%-favorable vote!

A start to improve the governance profile of our company

(10) I believe that when more than one item can be improved – that starting with at least one improvement should receive increased attention. Specifically, at Alaska Air there are current practices that institutional investors, who have a fiduciary duty, believe could be improved such as allowing:

- Limited shareholder right to amend our company's bylaws.
- Limited shareholder right to amend our company's charter.
- A simple-majority vote to approve a merger.

A premium for good governance

(11) A survey by McKinsey & Co. shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

Wall Street Journal June 19, 2000

(12) Influential institutional investors supporting this topic include:

1) Teachers Insurance and Annuity Association College Retirement Equities Fund (TIAA-CREF)
   Source: TIAA-CREF Policy Statement on Corporate Governance
2) California Public Employees Retirement System (CalPERS)
   Source: CalPERS U.S. Corporate Governance Principles.

ADOPT SIMPLE-MAJORITY VOTE
This topic won 96% of the yes-no shareholder vote in 2001
YES ON 3

Alaska Air Group, Inc.

By Federal Express

February 13, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Alaska Air Group – File No. 1-8957
Additional Information for No-Action Request re Proposal from Mr. John Chevedden

Ladies and Gentlemen:

Mr. John Chevedden submitted a stockholder proposal for the 2003 Annual Meeting Stockholders of Alaska Air Group, Inc., recommending implementation of a simple-majority vote policy. We filed a no-action request concerning Mr. Chevedden's proposal by letter dated January 10, 2003.

Yesterday the Board of Directors of Alaska Air Group decided to propose to its stockholders at the 2003 Annual Meeting that the Certificate of Incorporation be amended to eliminate Article 10. That article contains the only super-majority vote provision in the Company's Certificate of Incorporation. It requires the affirmative vote of the holders of not less than 80% of the outstanding shares in order to approve certain major transactions if the corporation has a "controlling stockholder."

This proposal is identical to the proposal submitted by the Board at the 2001 Annual Meeting of Stockholders. As discussed in the Company's no-action request concerning Mr. Chevedden's proposal, that proposal received the votes of the holders of 73.1% of the outstanding shares. However, as the votes of the holders of 80% were required to adopt the proposal, it failed to pass.

The Board wants to give the stockholders another opportunity to express their preferences on this issue. The Board's proposal, if adopted, would produce a real, immediate change. Mr. Chevedden's proposal would not.

In accordance with Commission Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files six copies of this letter. One copy of this letter is being sent simultaneously to Mr. Chevedden.

Please contact me at (206) 431-7245 if you have any questions concerning this matter.

Very truly yours,

Kathryn A. Brown

Kathryn A. Brown
Senior Attorney

Enclosures

cc: Mr. John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

February 15, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. (ALK)
Investor Response to Company No Action Request
Established Topic: Simple Majority Vote

Ladies and Gentlemen:

This is in response to the company February 13, 2003 letter on its no action request.

With the burden of proof on the company the company does not even supply any document to verify the purported decision by the board of directors to submit a proposal for shareholder vote.

The company does not specify any level of support that it might or might not give to its purported proposal which requires an 80%-yes vote from all shares outstanding. The company propsal has no provison to match the sharehlder proposal text for the company "to make its best effort to obtain the high number of votes needed."

The company does not explain why it did not submit this proposal topic for shareholder vote in 2002, particularly since it could have simply taken the same 2001 proposal off the shelf as the company is now doing.

The company does not even claim that 80% of shareholders routinely vote in company elections when all 80% would have to vote yes in order for the company propsal to be adopted.

The company failed to obtain its no action request in 2001 under similar circumstances.

Alaska Air Group, Inc. (March 13, 2001) stated:
"We are unable to conclude that Alaska Air Group has met its burden of establishing that the proposal directly conflicts with one of Alaska Air Group's own proposal to be submitted to shareholder at the same meeting. Accordingly, we do not believe that Alaska Air Group may omit the proposal from its proxy material in reliance on rule 14a-8(i)(9)."

The company has failed to provide any distinction between Alaska Air Group, Inc. (March 13, 2001) and the company 2003 shareholder proposal, which is acknowledged as the same as the company 2001 proposal.

The company provides no assurance that it will make any attempt to increase the percentage of shares voting at the 2003 annual meeting in order that the company proposal might not be defeated again.

The core of the company argument appears to be that the company is reluctantly willing to submit its own doomed proposal at the last minute in order to exclude a genuine shareholder proposal.

For the above reasons and the reasons in the proponent's January 24, 2003 letter this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or text segment.

Sincerely,

John Chevedden
Shareholder

cc:
John Kelley
Chairman

March 13, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 10, 2001

The proposal relates to reinstating simple majority voting.

We are unable to concur in your view that Alaska Air Group may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Alaska Air Group may exclude the proposal under rule 14a-8(i)(1).

We are unable to concur in your view that Alaska Air Group may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Alaska Air Group may exclude the proposal under rule 14a-8(i)(2).

We are unable to concur in your view that Alaska Air Group may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the headings that begin "Adopt resolution . . ." and end ". . . simple-majority vote" and the sentence that begins "This includes . . ." and ends ". . . separate proposal" to accurately reflect that the proposal is a recommendation;

- provide factual support for the sentence that begins "Professionally-managed funds . . ." and ends ". . . the stock" by specifically identifying the professionally-managed funds;

- provide factual support for the sentence that begins "Institutional shareholders . . ." and ends ". . . governance/management" by specifically identifying the institutional investors;

- delete the discussion that begins "The following . . ." and ends ". . . no cumulative voting"; and

- delete the phrases that begin "No confidential voting . . ." and end ". . . their vote."

Accordingly, unless the proponent provides Alaska Air Group with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Alaska Air Group omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to conclude that Alaska Air Group has met its burden of establishing that the proposal directly conflicts with one of Alaska Air Group's own proposals to be submitted to shareholders at the same meeting. Accordingly, we do not believe that Alaska Air Group may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

There appears to be some basis for your view that Alaska Air Group may exclude the phrase that begins "to the proponent . . ." and ends ". . . Redondo Beach, Calif." under rule 14a-8(l). Accordingly, it is our view that Alaska Air Group may omit this phrase from the supporting statement under rule 14a-8(l).

Sincerely,

Michael D.V. Coco
Attorney-Advisor

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 24, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. (ALK)
Investor Response to Company No Action Request
Established Topic: Simple Majority Vote

Ladies and Gentlemen:

This letter provides information in addition to the January 17, 2003 letter regarding the company no action request and is also intended to be in a better format. This letter addresses the aggressive and overbroad word-picky company no action request to suppress an established corporate governance proposal – a topic the company previously supported as its own proposal. The company argument is based in part on misreading the proposal. The company request seems calculated to confuse the issues. Narrow technical editing issues seem to have priority over key governance policy issues in the eyes of the company.

The text with the numbers below apply to the numbers marked on the proposal text.

1) This proposal [topic] won 96% of the yes-no shareholder vote in 2001. The proposal is strictly limited to the 500-words which the company insists upon enforcing on page 9 of 9 of its January 10, 2003 letter.

The company seems to agree that the 96%-vote is correct. The company simply offers another method to measure the voting results. However another method of analysis does not impact the accuracy of the 96%-vote. Management is free to describe other methods to analyze voting results in management's own reply to this proposal. Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983).

The company acknowledges that the 96%-vote is attributed by the proposal to the company simple-majority vote proposal in the proposal's first paragraph.

Accepted editing practices encourage that each detail not be repeated in each reference – particularly within a 500-word document. Such repetition of the complete citation is contrary to generally accepted editing practices. This company demand appears calculated to weaken the shareholder text with boring repetition or to be a company-imposed attempt to affront to the recall skills of the reader.

2) The Simple-Majority Vote [Proposal] topic was approved by a 96% to 4% [margin]. This meaning is understandable. Again the proposal is limited to 500-words.

3) The company theory on vague could turn on the company and be interpreted as a company confession of incompetence in corporate governance implementation. The company quibbles with the discretion which this precatory proposal properly gives to the board to implement this proposal. The company seems to claim that if a widely-used corporate governance term does not appear in the Delaware General Corporation Law it would be incomprehensible.

Similar shareholder proposal text was published in the company 2002 definitive proxy after an aggressive no action challenge by the company, Alaska Air Group, Inc. (March 8, 2002).

4) It appears that the company (in error) misreads "and includes ..." and substitutes "which includes ..." The then company devises an argument based on its own misreading.

5) By attempting to suppress this text the company may impugn the proponent by insinuating that the proponent does not want to be identified with the proposal or that no shareholder would want to be identified with this proposal. And the company compounds this by seeking regulatory concurrence.

6) The company acknowledges that the 96%-vote is attributed by the proposal to the company simple-majority vote proposal in the proposal's first paragraph.

7) The company makes an invalid apples-to-oranges comparison. The company claims that an 80%-vote requirement for *adoption* of the proposal needs to be corrected because *approval* of the proposal would not require the same percentage.

There is no basis for shareholders to be suppressed from stating that the company has flexibility in meeting Delaware law. The company has previous insinuated that it is locked into its super-majority rule by Delaware law. Since the 80% rule predates most or all the current directors, it is not clear how a statement on this rule could hold the board responsible for adopting this rule.

The company insinuates there is a material difference between "outstanding shares" and "all shares in existence" but offers no explanation.

8) The company does not contest the text here on the belief that the directors can make a better effort to encourage more shareholders to vote.

9) Shareholders should not be suppressed from asking why the company hired a law firm to suppress this topic completely from the ballot. This question is important because the company first opposed this topic, then the company recommend this topic for shareholder approval and now opposes this topic.

10) The proposal notes three improvements that would increase shareholder rights. The majority of institutional investors support shareholder rights.

11) Counterpoint: The company does not claim that it recommended this topic of this proposal in 2001 because it was consistent with shoddy governance or because its was neutral.

12) The company claims (in error) that in order for a shareholder proposal to state TIAA-CREF and CalPERS support for the topic of the proposal, the shareholder must prove that TIAA-CREF and CalPERS have directed their support specifically to one individual shareholder's proposal.

This proposal cites similarities on simple majority proposals on previous company ballots because these similarities are relevant to the discussion of this proposal. The company previously sought to exclude this same topic proposal by this same proponent because the company claimed duplication, Alaska Air Group, Inc. (March 13, 2001). The 2001 attempt by the company to exclude the shareholder proposal on the same topic on duplicative grounds detracts from the company claim that shareholder and company proposals are not relevant to each other.

The company is in the contradictory position of attempting to exclude a proposal topic which the company recommended to shareholders at the company 2001 annual meeting.

Further support for the proposal text is based on *Analysis of Key SEC No-Action Letters:*
Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.
American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

Sentence after Sentence

With the sentence after sentence of word-picky company objections, some on narrow editing issues, the company fails to address whether it fits this status: Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

The company failed to mention all the petty arguments that various other companies have thrown out in their no action requests that ended up on dry rocks.

For the most part, the company's objections to the proposal are argumentative and factually unsupported. But since the company – and not proponent – has the burden of proof, the company's unsupported contentions appear to be insufficient grounds for the company no action request.

Sincerely,

John Chevedden
Shareholder

cc:
John Kelley
Chairman

4 – ADOPT SIMPLE-MAJORITY VOTE

1 **This topic won 96% of the yes-no shareholder vote in 2001**

2 **Adopt the Simple-Majority Vote Topic which Shareholders Approved by 96% Margin**

3 Alaska Air shareholders recommend that our company take the steps necessary to implement a simple-majority vote policy. This policy has key elements of Alaska Air's proposal that won 4 96% shareholder support and includes:

- Application to all issues submitted to shareholder vote to the fullest extent possible.
- A policy of the greatest flexibility to implement the spirit and the letter of this topic to the fullest extent possible and as soon as possible.
- Any future simple/super-majority proposal be put to shareholder vote – as a separate ballot item.
- Our directors announce their commitment to make their best effort to implement this policy within 30-days of this annual meeting, with the resources available to our directors, and then meet this commitment.
- Thus our company is to make its best effort to obtain the high number of votes needed from all the shares in existence.

5 John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, submits this proposal.

6 **An overwhelming 96% of the yes-no shareholder vote**

This topic won an overwhelming 96% of the yes-no shareholder vote at our company in 2001. 7 Although Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic. In 2001 less than 80% of all the shares in 8 existence actually voted. I believe our directors can make a better effort to encourage more shareholders to vote in order to adopt this proposal topic.

Expensive Law Firm Hired after 96%-Vote

9 Shareholders may ask our company why it hired an expensive law firm to totally exclude this topic from the shareholder ballot in 2002 – after a 96%-favorable vote!

A start to improve the governance profile of our company

10 I believe that when more than one item can be improved – that starting with at least one improvement should receive increased attention. Specifically, at Alaska Air there are current practices that institutional investors, who have a fiduciary duty, believe could be improved such as allowing:

- Limited shareholder right to amend our company's bylaws.
- Limited shareholder right to amend our company's charter.
- A simple-majority vote to approve a merger.

A premium for good governance

11 A survey by McKinsey & Co. shows that institutional investors are prepared to pay an 18% premium for good corporate governance.

Wall Street Journal June 19, 2000

12 Influential institutional investors supporting this topic include:

1) Teachers Insurance and Annuity Association College Retirement Equities Fund (TIAA-CREF)
   Source: TIAA-CREF Policy Statement on Corporate Governance
2) California Public Employees Retirement System (CalPERS)
   Source: CalPERS U.S. Corporate Governance Principles.

ADOPT SIMPLE-MAJORITY VOTE
This topic won 96% of the yes-no shareholder vote in 2001
YES ON 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 10, 2003

The proposal urges the board to take the necessary steps to implement a policy of simple-majority voting.

We are unable to concur in your view that Alaska Air may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that Alaska Air may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that Alaska Air may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the reference to "96% Margin" in the heading that begins "Adopt the Simple-Majority . . ." and ends ". . . Approved by 96% Margin" to indicate the correct voting margin;
- delete the discussion that begins "Although Delaware law . . ." and ends ". . . in existence actually voted";
- delete the discussion that begins "Expensive Law Firm . . ." and ends ". . . after a 96%-favorable vote!";
- provide factual support in the form of a citation to a specific source for the discussion that begins "Specifically, at Alaska Air . . ." and ends ". . . to approve a merger";
- delete the phrase "who have a fiduciary duty" from the sentence that begins "Specifically, at Alaska Air . . ." and ends ". . . to approve a merger"; and
- delete the discussion that begins "A premium for good . . ." and ends ". . . *Wall Street Journal* June 19, 2000."

Accordingly, unless the proponent provides Alaska Air with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Alaska Air omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman
Attorney-Advisor